Exhibit 99.1

BELLUS HEALTH INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the annual and special meeting (the “Meeting”) of the common shareholders of BELLUS Health Inc. (the “Company”) will be held in person at 275 Armand Frappier Blvd., Laval, Québec, H7V 4A7 on June 30, 2023 at 11:30 a.m., Montréal time, for the following purposes:

(i)	to receive and consider the annual report of the directors to the shareholders and the financial statements of the Company for the financial year ended December 31, 2022, and the report of the auditors thereon;

(ii)	to elect each of the directors for the ensuing year;

(iii)	to appoint KPMG LLP, Chartered Accountants, as auditors of the Company and to authorize the Audit Committee to fix the auditors’ remuneration;

(iv)	to ratify and confirm the resolution approving the unallocated options under the Amended and Restated Stock Option Plan of the Company, the whole as more fully set forth in Schedule “A” hereto; and

(v)	to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Shareholders who are unable to participate in the Meeting are requested to date and sign the enclosed proxy and to mail it to or deposit it with the Company, c/o Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1. In order to be valid and acted upon at the Meeting, proxies must be returned to the aforesaid address not less than 48 hours, excluding Saturdays, Sundays and holidays, before the date of the Meeting or any adjournment or postponement thereof at which the proxy is to be used.

If you are a registered shareholder or you have already given the Company instructions to send you printed documents, your amended and restated management proxy circular is attached to this Notice of Meeting.

The amended and restated management information circular is being mailed to all shareholders. Only registered shareholders or the persons they appoint as their proxyholders are permitted to vote at the Meeting. Non-registered shareholders should follow the instructions on the forms they receive so that their shares can be voted. No other securityholders of the Company are entitled to vote at the Meeting.

DATED at Montréal, Québec, Canada, May 31, 2023.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Sébastien Roy
Corporate Secretary

SHAREHOLDERS MAY EXERCISE THEIR VOTING RIGHTS BY ATTENDING THE MEETING OR BY COMPLETING A FORM OF PROXY. SHAREHOLDERS WHO ARE UNABLE TO BE PRESENT IN PERSON AT THE MEETING ARE REQUESTED TO COMPLETE, DATE AND SIGN THE ENCLOSED FORM OF PROXY AND MAIL IT TO THE COMPANY, C/O COMPUTERSHARE INVESTOR SERVICES INC., IN THE ENVELOPE PROVIDED FOR THAT PURPOSE. PLEASE REFER TO THE ACCOMPANYING AMENDED AND RESTATED MANAGEMENT INFORMATION CIRCULAR FOR ADDITIONAL PARTICULARS.